

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

September 18, 2007

Dennis A. Starliper
Chief Financial Officer
Provident Bankshares Corporation
114 East Lexington Street
Baltimore, MD 21202

      Re: Provident Bankshares Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007
             File No. 0-16421

Dear Mr. Starliper:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Sharon Blume
                  Reviewing Accountant